Filed by International CCE Inc. pursuant to

Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Coca-Cola Enterprises Inc.

Commission File No.: 001-09300

FINAL TRANSCRIPT

CCE - Coca-Cola Enterprises Inc. at Barclays Back-To-School Consumer Conference

Event Date/Time: Sep. 08. 2010 / 4:45PM GMT

CORPORATE PARTICIPANTS

John Brock

Coca-Cola Enterprises Inc. - Chairman and CEO

Bill Douglas

Coca-Cola Enterprises Inc. - EVP and CFO

CONFERENCE CALL PARTICIPANTS

Michael Branca

Barclays Capital - Analyst

PRESENTATION

Michael Branca - Barclays Capital - Analyst

Well, good afternoon. We are ready to start with the afternoon session, and kicking things off is Coca-Cola Enterprises. We are very pleased to have with us John Brock, the CEO of CCE; as well as Bill Douglas, the Chief Financial Officer; and of course Thor Erickson.

CCE is clearly in the midst of a transformational change with the sale of the North American bottling assets and the acquisition of more assets in Europe. There are certainly ample topics to discuss, so without further ado on going to hand things over to John Brock.

John Brock - Coca-Cola Enterprises Inc. - Chairman and CEO

Thank you Michael, and good afternoon everyone. I’m really pleased to be here with you today to provide an overview of our new CCE.

We will also talk about our goals and our objectives and be happy to answer any questions you might have at the end.

Joining me today, as you’ve heard, are Bill Douglas and Thor Erickson.

Before we begin, I would like to ask you to please take one moment to review our slide on forward-looking statements.

As you know, we are nearing completion of a transaction with The Coca-Cola Company through which they will purchase our North American territories. Then our European businesses will be split off to create what we are calling “new CCE” for right now, and that will include the operations of The Coca-Cola Company’s bottling operations in both Norway and Sweden.

This will enable CCE to remain the preeminent Western European bottler as well as a key strategic partner with The Coca-Cola Company. This transaction is a positive step for our shareowners, our customers, and our employees. And it enables us to return substantial amounts of cash to shareowners now, to increase our ability to drive long-term, consistent growth in shareowner value.

Now, over the course of today’s presentation I will outline our strengths in Europe, our growth objectives as we build on our heritage of growth, and our goals, as well as our long-term financials objectives. Then we will discuss the progress we’ve made in completing the transaction and provide an update on our outlook.

So what will our new CCE look like? We will be a company with 2009 pro forma revenue of more than $7 billion, volume of some 600 million physical cases. These cases will be manufactured at eight sites and sold by a workforce of 13,000 people.

Most importantly, new CCE will have the size, scope and continuity of management to continue to be an effective competitor in attractive and growing European markets.

We will have an improved growth profile, financial flexibility, management consistency and the operational focus to deliver attractive cash returns to shareowners, as well as to pursue growth opportunities like Germany.

As you’re going to see today, Europe has a proven track record of solid operating performance and continues to grow. This is demonstrated clearly by consistent growth in operating income each year since 2005.

This reflects a balanced business model, and that model is built on the performance of our core brands, including brand Coca-Cola, as well as on the talent and the experience of our managers and our employees.

We also continue to enhance our execution, improve operational efficiency, and leverage the scale of our operations. Building on each of these efforts is critical as we meet the demands that are created today in our today’s challenging economic conditions.

Over the past four years our work in Europe has been guided by our global operating framework, which creates a clear vision, clear strategic priorities and clear financial objectives. Our thinking and our actions have been guided by three priorities —

First, to grow the value of our existing brands and expand our product portfolio, as well as being number one or a strong number two in every category where we choose to compete.

Second, continually transform the way we go to market and improve efficiency and effectiveness so that we can be our customers’ most valued supplier.

And finally, create a winning, inclusive culture that attracts, develops and retains a highly talented and diverse workforce.

For those of you who follow our company closely, these priorities are quite familiar. Yet they still remain vital and relevant, and they will be essential to our success as we transform our company and create consistent, long-term, profitable growth.

A demonstration of our commitment to these priorities is the work we’ve done in Europe to grow and to broaden our brand portfolio. Of course our sparkling brands, including the world’s most valuable brand, Coca-Cola, remain central to our success and will continue to drive a substantial amount of our growth. But we also have worked to seize opportunities in other categories, and we’ve added growing brands in areas like stills, energy, and water.

In stills we are growing with Capri Sun, Ocean Spray, and vitaminwater.

In water we are achieving growth with Chaudfontaine and Schweppes Abbey Well. Monster, Relentless and Burn provide a solid presence in energy.

And we also — to continue — we will also continue to develop our sports drink portfolio, building on a dual platform of Aquarius and Powerade.

This portfolio development is vital as we maximize our opportunities in a highly competitive nonalcoholic beverage market in Europe. We are the category leader in each of our current territories. However, there are strong competitors in the nonalcoholic, ready to drink category, and it is essential that we continue to focus on meeting customer and consumer needs and in turn help grow the category.

One thing is certain, we continue to have very important growth opportunities in Europe. As we look at the per capita consumption rates, new CCE territories will have combined per caps of about 181 — less than half the per caps of 400 in the United States.

Now, numbers vary within Europe, from a low of 137 in France to a high of 348 in Belgium. Yet each territory clearly holds future growth opportunities. Through strong execution, shopper-oriented marketplace strategies, and portfolio expansion, we can continue to seize our share of these opportunities.

It’s important to note that we have demonstrated our ability to seize growth opportunities with consistent volume gains in a low single-digit range while occasionally delivering mid single-digit growth.

In the next few minutes I will describe a range of ongoing, successful initiatives, including brand expansion, innovative marketing, and improved marketplace execution — all of which are at the core of this growth.

Continuing to build our overall portfolio will be even more important going forward, since the NARTD category is evenly balanced between sparkling drinks, stills and water.

Our portfolio will remain weighted to sparkling, and we will drive growth there by continuing to focus on growing the entire category. We also have a solid record of success in expanding into non-sparkling categories as we continue to increase our market presence and enhance customer relationships.

Going forward, we will drive still growth by gaining share in existing segments and taking advantage of new opportunities such as the expansion of Capri Sun and Ocean Spray that we launched earlier this year.

Our strategies are already producing results, with value share gains in our European territories and solid category value-share growth in sparkling. In fact, as you can see, in the first half of 2010 we gained value share in sparkling beverages as well as in the nonalcoholic, ready-to-drink category in five of our six European countries.

While portfolio balance is vital to seize expanding marketplace opportunities, our core Coca-Cola trademark remains a key business driver and continues to represent the majority of our business and our growth in Europe. In fact, during 2009 our core Red, Black, and Silver brands grew more than 7%, generating more than 80% of our volume growth last year.

Core brand growth continued in the first half of this year, and with solid marketing, working with The Coca-Cola Company, and outstanding day-to-day execution on our part, we believe we can sustain growth.

Importantly this trend has continued in 2010, and during the first six months of this year our core Red, Black, and Silver brands drove approximately 60% of our total volume growth of 3.5%.

Still and water brands generated about 30% of this growth, in part due to the expansion of Capri Sun into Belgium and the Netherlands, and the introduction of Ocean Spray in France and Great Britain.

Energy also continues to do well, driven by the introduction of Monster brands in Europe last year. This remains a growing but competitive category, and we are making substantial progress in improving our position here.

Going forward, we will continue to work closely with The Coca-Cola Company in key areas to build on our success and to better connect with consumers to drive recruitment and to leverage the value of our brands. We have a close and positive relationship with The Coca-Cola Company in Europe. We work together exceptionally well. This was demonstrated by our solid marketing for the 2010 World Cup, which created significant store-placement opportunities and definitely contributed to our first-half 2010 success.

We are also looking forward to the 2012 Olympics in London. Already, even today we are fully engaged and working to ensure both the success of the games and to ensure that we maximize the value of our investment.

A great example of the work to develop our brands through a combination of execution and marketing is our success in the home channel in France. Over the past several years we have made sparkling soft drinks the number one category in the home channel, and importantly that is up from sixth place ranking just eight years ago.

This type of success is a demonstration of several key elements of our business, such as the performance of the Coca-Cola brand, the power of improved execution in customer relationships, as well as our proven ability to build the business working in conjunction with The Coca-Cola Company. Driving this type of success relies on our ability to serve our customers and then in turn to provide outstanding marketplace execution.

We will continue to optimize key functions, developing new ways to execute at the highest levels. An example here is segmented outlet execution. This is tailored store by store to customer and consumer needs, and it matches products and displays to specific needs.

We have the flexibility in Europe to adapt our routes to market that relate to specific customer needs and product opportunities. In fact I think you’re going to likely see a little bit more direct store delivery in the future with certain products and customers and channels.

Shopper-centered execution helps us and our customers provide the brands and the packages that consumers want with differing types of displays and execution, depending on the specifics of the store.

Now, as we examine the areas of progress and challenge in our company, I have to say, none is more important than our ability to succeed in our efforts to promote corporate responsibility and sustainability, or CRS. We absolutely link CRS focus areas to our strategic business priorities, and we are investing across all of our territories to embed CRS in every function, every day in our business.

We are holding ourselves to a clear standard of success here. We have Commitment 2020. It outlines specific sustainability targets, which includes an absolute 15% carbon emissions reduction, water neutrality, as well as recovering and recycling the equivalent of 100% of the packaging that we place into the marketplace.

We remain committed to CRS, and our European team has made great progress toward its goals. We look forward to even more progress in the future.

Our employees who connect with our customers and with our consumers at all level — at all levels in the business everyday are central to our success. Throughout Europe our employees are working exceptionally hard to deliver our plans for the year, demonstrating both their professionalism and their commitment every day. They look forward to providing the highest levels of customer service in support of the world’s best brands and ultimately winning in the marketplace.

They’ve embraced our approach, and they are operating our business clearly on both a pan-European basis on one hand and a local basis on the other, keeping the interests of customers in mind. We are fortunate to have such a talented, dedicated group.

Now that we’ve given you an overview of our new CCE, let’s turn to our business outlook and the strong growth potential that we believe it holds.

Going forward, we will continue to be driven by familiar financial priorities. We believe new CCE will be a source of consistent, long-term profitable growth. To achieve this we will work to maximize free cash flow, maintain financial flexibility and increase our return on invested capital.

Ultimately we have a clear goal for the future — to drive shareowner value through organic growth, value-creating acquisitions, and optimized capital structure, and by returning cash to shareowners through dividends and share repurchases.

So as you’ve seen today, we are optimistic about the potential for Europe and our ability to achieve sustained, value-driving growth.

Our new financial objectives reflect this optimism and our confidence in the growth opportunities ahead. Going forward our objective is to have new CCE achieve revenue growth of 4% to 6%, with operating income growth of 6% to 8%. We are targeting high single-digit growth in earnings-per-share, and for the near term we expect share repurchase will drive EPS growth ahead of our long-term objectives.

These objectives will require our best efforts to seize the growth opportunities ahead. But they are realistic, they are achievable, and they reflect a new era of value-creating growth for CCE.

Part of the reason for our optimism about these objectives is the balanced nature of our European business. For the past five years we have achieved revenue growth with a solid balance of volume and price. In short, we have created value for customers and consumers, we have a commitment to maintain and enhance margins, and we manage the key levers of the business to drive value.

Europe also benefits from balance in the profitability of our products across both channels and packages. Based on our gross profit per case index, gross profit falls in a fairly narrow range. If you adjust for full operating cost, the gap would be even narrower. Over time this balance gives our business stability and flexibility.

We also benefit from a historically stable cost of goods environment in Europe. As you can see here, our European business has had consistent, low single-digit increases. Several factors are responsible for this. This includes package diversity, different materials from which our cans are made, and different sweeteners.

These stable costs, coupled with our commitment to protecting and enhancing margins, as well as the benefits of an incidence-based concentrate pricing model, have enabled us to consistently maintain or in fact to improve margins. And while business conditions will vary, we believe that we can sustain this consistency in Europe over the long term.

A key element of our work will be to continue to manage operating expenses effectively.

Operating income margins are higher in Europe, in part because SD&A represents a smaller percentage of sales. Now, despite this lower spend, we are investing in growth, as evidenced by our sales and marketing spend on a per-case basis.

Another difference in our European operations is in our supply chain costs. In Europe our supply chain costs are less on a per-case basis, and this is notable because volume leverage on fixed assets has less of an impact

Given our solid expense management and our long-term growth objectives, it is clear that we expect to achieve some operating income margin expansion through SD&A leverage.

Now, as we look to the capital structure at new CCE, we will manage with the same priorities and the dedication that have created years of improving financial flexibility for our current CCE.

As you can see, net debt to EBITDA declined consistently each year. For new CCE we now expect net debt at close to be about $2 billion, though this may fluctuate a bit based on currency, cash from operations and other factors.

Long-term we are targeting a net debt range of 2.5 to 3.0 times EBITDA, which creates substantial operating flexibility and enables long-term shareowner value growth.

Now let’s take a look at our 2010 outlook both for existing CCE as well as new CCE.

Let’s start with our 2010 outlook for current CCE.

Those of you who follow our company have heard me say repeatedly throughout this transaction that the number one necessity here is delivering 2010. We are delivering against that objective with strong first-half results and solid third-quarter trends. North America and Europe are both producing solid results, and yesterday we increased our full-year comparable EPS target to a range of $1.78 to $1.82, which includes an expected negative currency impact of about $0.07 per share.

On a comparable and currency-neutral basis we now expect Europe to deliver operating income growth at a high single-digit to low double-digit rate, while North America is expected to achieve mid-to-high single-digit operating income growth.

We also expect revenue growth in a low single-digit range, with Europe delivering mid single-digit growth and North America essentially flat.

Now, we know that many of you would like to more fully understand the outlook for new CCE, and as a result of this we have included an illustrative pro forma income statement in this presentation today. Based on certain key assumptions, had new CCE been in existence for the full year of 2010, it would expect to generate operating income of about — almost $900 million, approximate EBITDA of about $1.2 billion, and earnings per diluted share of about $1.57.

As you would expect, these assumptions are subject to change.

One likely change is for our weighted average cost of debt. Though this is not all completed, we entered the debt market yesterday. We raised about $1 billion with an average coupon of 2.85%. It’s not bad.

And though it is too early to provide guidance for next year, we anticipate the 2011 EPS for new CCE will exceed our long-term objectives, driven by share repurchases.

We will provide a more detailed outlook of this entire situation in December.

Now, as noted, we expect to have the majority of our debt raised by the end of the third quarter and expect net debt at close to be about $2 billion. Our cash balance will be used primarily for the $10 per share cash distribution, as well as the acquisition of Norway and Sweden and to strengthen our balance sheet.

The effective tax rate is expected to be between 28% and 30% for 2011, and we expect about 350 million diluted shares that will be outstanding at the time of close.

Now let me update you on the progress of the transaction. As you’ve seen, we will hold a special meeting of shareowners on October the 1st, and that will be for the purpose of getting shareowner approval of this transaction.

We’ve made significant progress toward the integration of the Norway and Sweden operations, and we completed the mailing of our proxy to our shareowners. That’s all done.

As of today we are still waiting on antitrust approval in the US and in Canada, but we remain confident in our ability to close this transaction on track with our plans in the fourth quarter of this year.

Now I will close with a few key points about our progress, as well as our outlook at CCE.

First, we have a solid, consistent track record of growth in Europe with our outstanding brands and expanding portfolio and a talented, skilled team that understands what it takes to win in the market.

Second, we are focused on sustained, value-creating, long-term growth.

Third, we’ve established growth objectives for new CCE that exceed our current objectives and demonstrate clearly the potential for this growth in Europe.

Fourth, as promised we are delivering on our new goals for 2010, including comparable EPS growth now in a range of $1.78 to $1.82, including an expected negative currency impact of about $0.07 per share at recent rates.

And fifth, we do remain on track to close this transaction with The Coca-Cola Company in the fourth quarter. We believe this is a very positive step for our shareowners and it will deliver value through sustained, long-term growth.

Thank you, and now we will be happy to take any questions.

QUESTIONS AND ANSWERS

Unidentified Audience Member

John, I was hoping you could perhaps share any new learnings as you’ve moved towards the integration of the Norway and Sweden bottlers and what your thoughts might be about opportunities on the productivity side or on the revenue side.

And then secondly, when we think about the timeline from August 2011 to February 2013 on buying Germany, what are the things that you need to see in Germany that would suggest that would be the right strategic move for the company — whether it be the margin structure, the growth algorithm, or the market structure?

John Brock - Coca-Cola Enterprises Inc. - Chairman and CEO

In Sweden and Norway, let me remind everyone we are paying $822 million for those two markets. We did not assume any synergy calculations or assumptions at all in those two businesses. They will make up about 8% of our new CCE going forward.

We are really pleased. We have basically completed due diligence. We have found absolutely nothing that was a surprise.

We also have businesses which in total are generating results at least in line with and perhaps in some areas modestly ahead of what they expect in 2010, which is great news.

We’ve found management teams that are keen to be part of CCE. They enjoyed being part of The Coca-Cola Company, but we think and they think that they are more naturally at home as part of a company that does nothing except function as a bottler.

We have integrated their thinking into our business. They have attended our senior management meetings. We have developed our long-range plan, in the next three years very much in sync with the people in Sweden and Norway.

I would say in terms of synergies, whether they be hard or soft, there are some modest synergies that are going to be there. They each have one manufacturing facility, and so that’s not going to change. We will have 16 factories in Europe, plus these two; that will make 18.

But I think where we’re going to see some benefits will be in doing things the CCE way, whether it is in supply chain — because clearly the supply chains there will become part of our pan-European supply chain, which has yielded significant benefits over the last three years as we’ve managed it on a pan-European basis — best practice transfer, lean thinking — all of the things that we have put into our factories we will put into their factories and their supply chains.

Then similarly on the commercial front, the CCE way of doing business with retailers — I mean, we are routinely rated as the top supplier to retailers in Great Britain — have been for the last five years. We’ve continued to show excellent progress in that arena on the continent, that whole arena on how to manage customers and importantly how to manage revenue growth, the whole pricing algorithm, the taking of annual, regular price increases, again, is the discipline that I think you’re going to see us putting in place in Sweden and Norway, which will have some significant commercial benefits.

So we see modest upsides over time, and I would say perhaps the biggest single upside is going to be the practice we are getting here as we go through Sweden and Norway to get ready for what we hope will be some other value-creating acquisitions. You mentioned Germany — a good example going forward because we want to have a very honed and refined M&A process, all the way from doing the deal to doing due diligence to ultimately integrating and running the businesses. That’s going to be a — it has been and will continue to be, I think, an excellent opportunity for us as we get ready for potentially more deals down the road.

Second question, on Germany — Germany is a challenging consumer packaged goods market. I don’t think I have to tell many of you that.

We are fortunate to have a senior management team at CCE, including Bill Douglas and me and a number of others, who have lived in Europe, among our top seven or eight people. Forgetting our European team, I think we’ve got somewhere between 25 and 30 years of actual, on-the-ground experience in Europe.

We know it. We know Germany. We’ve learned a lot of painful lessons in Germany. We know it has got some challenges, ranging all the way from number of plants to number of employees to the operating margin structure to getting the consumer back in sync with our brands, including importantly brand Coca-Cola. We’ve got a lot of work to do in Germany.

I think before we buy it, it’s going to have to be a situation where, A, we understand those flows and what they’re going to be going forward; and B, understand what we and our team, bringing about the discipline that I just talked about in Sweden and Norway — bringing that into Germany, what can we do? What can we do on the supply chain side? And then importantly, working with The Coca-Cola Company, what can we do on the consumer side to get the saliency and the impact with consumers with brand Coca-Cola, as well as the rest of the portfolio?

We’re not going to do this transaction unless it creates value, and I’ve gone to great lengths to assure investors and shareowners about that, and I can’t be any more explicit than that than to say it’s a challenging market. It is strategically important because it’s big and it’s at the center of Europe. On the other hand, the customer situation between Germany and the rest of Europe is modest at best. The presence of hard discounters in Germany — quite significant, quite challenging. Market share of Coca-Cola brands in Germany — not where we’d like for it to be — among the lowest in Europe. So we are going in, eyes wide open.

We’ve not exchanged any official information with The Coca-Cola Company and really won’t do that until after this transaction is closed. We remain keenly interested, but it’s got to be a deal done at the right price, recognizing the cash flows, recognizing the synergies, where we will create value for shareowners.

Unidentified Audience Member

John, I was wondering, the 4% to 6% revenue growth outlook, could you give a sense of what you’re expecting on a category growth rate for ready-to-drink and then your own revenue-growth outlook broken down by kind of a revenue-per-case and case-volume growth.

John Brock - Coca-Cola Enterprises Inc. - Chairman and CEO

Let me say, we determined several years ago — shortly after I joined — that the way we wanted to manage our business, both North America and Europe, was on revenue, not on volume, and that revenue of course, as you said, is a function of volume, price and mix, and that we need to be able at any moment in time to pull the levers on those three variables the right way and the optimum way, depending on what’s going on in the marketplace at any moment in time.

And if you look at quarter-to-quarter variation, you’re going to see some big differences, because that’s the way we run our business.

If you look at historically — I even showed a chart — I mean, you saw some of the breakout between volume and price. I mean, our view is we would like to regularly see if we can’t get pricing that is slight — slightly ahead of inflation, at least in line with or slightly ahead.

So if you look at that five and say, retrospectively over a five-year period if you can get 2.5 to 3.0 or even 3.5 occasionally on volume, that would be great. If you can get another 1.5 to 2.0 on price and a half a point on mix, I think that’s a probably — a pretty good way of looking at it.

But again, please keep in mind, that’s not the way we run our business. We are running it on a revenue basis going forward, and so that should give you some sense.

Now, category growth — it’s difficult — a lot of people look at Europe and say, wow, it’s a developed market and the NARTD category is declining; how can you be excited about Europe? I think what you’ve got to keep in mind is the reason the NARTD business is declining in Europe is because of case pack commodity water, which is a business, thank you, we are not in and don’t plan to get in.

If you take that third of the business out, what’s left is actually growing, and that’s the category in which we play.

You saw the share swings. I mean, we are growing share. We plan — I think with the kind of brands we have, with the market share positioning we have, with the people, with the customer relationships there is no reason that we can’t continue to grow share in the segment that’s growing.

So — and again, just one more point on the water piece — I mentioned this, but we are in Schweppes Abbey Well in Great Britain, in Chaudfontaine in Belgium. Those are both somewhat niche brands mainly focused on immediate consumption and frankly profitable, a good place to be in water. We don’t have any plans at all to try to compete in commodity case packed water in Europe, which is a very challenging business.

Unidentified Audience Member

Given that you locked in such an advantaged — advantageous rate yesterday on your debt issuance, why did you decide to only issue 1 billion, since they had said that you plan to have about $2.4 billion in gross debt at the close of the transaction?

And secondly, what is your targeted debt mix in terms of US versus other currencies? Thank you.

John Brock - Coca-Cola Enterprises Inc. - Chairman and CEO

Yes, I will ask Bill to address those.

Bill Douglas - Coca-Cola Enterprises Inc. - EVP and CFO

I will do a little bit of a debt reconciliation for you.

So we articulated in the comments in the slides today that we envision having approximately $2.4 billion of gross debt at the time of the close.

We have $600 million of debt that is embedded within our current European operations that we are going to maintain. Then we raised the $1 billion yesterday, which would leave us $800 million short of that $2.4 billion target.

We do have a banking arrangement, and it’s actually designed to be a backstop facility, of $1 billion for a CP program for new CCE, so if needed we could tap that CP program to raise the $800 million prior to closing. However, I think you can expect us to be in the markets one more time before the end of the third quarter, probably in Europe, to raise the remainder to get up to that $2.4 billion.

The other part of your question is, while we did access the US debt markets yesterday because of the depth of the market and the rates, the money that was raised will be swapped back to euros and sterling, and we will not be holding any debt underlying exposure to US dollars. It will either be raised in Europe, or if raised in the US it will be swapped back to sterling and euro.

Michael Branca - Barclays Capital - Analyst

Okay, we are going to hold things there. Please join me in thanking John and Bill for the presentation and the vending machines (applause).

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Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction and required shareowner approval, Coca-Cola Enterprises Inc. (the “Company”) will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a proxy statement/prospectus contained in a registration statement on Form S-4, which has been mailed to the shareowners of the Company. The registration statement became effective August 25, 2010.

SHAREOWNERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareowners may obtain a free copy of the proxy statement/prospectus and other documents filed by the Company at the SEC’s web site at www.sec.gov. Copies of the documents filed with the SEC by the Company are available free of charge on the Company’s website at www.cokecce.com under the tab “Investor Relations” or by contacting the Investor Relations Department of Coca-Cola Enterprises at 770-989-3246.

Participants in the Solicitation

The Company and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareowners in connection with the proposed transaction. Information regarding the interests of such directors and executive officers was included in the Company’s Proxy Statement for its 2010 Annual Meeting of Shareowners filed with the SEC March 5, 2010, its Form 10-K filed on February 12, 2010 and information concerning the participants in the solicitation is included in the proxy statement/prospectus relating to the proposed transaction. Each of these documents is available free of charge at the SEC’s website at www.sec.gov and from the Company on its website or by contacting the Investor Relations Department at the telephone number above.